Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011

Income from continuing operations before income taxes	$610,825	$431,196	$383,954	$511,770	$465,616
Add:
Interest expense (1)	162,909	174,661	195,836	196,368	203,061
Portion of rents representative of the interest factor	15,807	18,367	22,259	22,564	25,893
Amortization of capitalized interest	—	—	—	973	1,535
Income as adjusted	$789,541	$624,224	$602,049	$731,675	$696,105

Fixed charges:
Interest expense (1)	$162,909	$174,661	$195,836	$196,368	$203,061
Portion of rents representative of the interest factor	15,807	18,367	22,259	22,564	25,893
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	29,830	29,878	27,841	27,841	27,507
Total fixed charges	$208,546	$222,906	$245,936	$246,773	$256,461

Ratio of earnings to fixed charges (2)	3.79	2.80	2.45	2.96	2.71

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.